UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 10)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377508
(CUSIP Number of Class of Securities)
J. Andrew Murphy
Executive Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
Item 9. Exhibits
SIGNATURE

     This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission on November 24, 2008, relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange each outstanding share of common stock of NRG, par value $0.01 per share (“NRG Common Stock”), for 0.485 of a share of Exelon common stock, without par value, upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, dated November 12, 2008, as amended on December 23, 2008 (as so amended, the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as otherwise noted, the information set forth in the original Statement remains unchanged.
Item 4. The Solicitation or Recommendation
     The following paragraph is hereby added under the heading “Background of the Offer” of “Item 4. The Solicitation and Recommendation” beginning on page 9 of the Statement:
On January 19, 2009, Mr. Rowe and Mr. William A. Von Hoene, Jr., Executive Vice President and General Counsel of Exelon, and Mr. David Crane and Mr. Murphy of NRG met in Washington D.C. to discuss Exelon’s pending unsolicited exchange offer for NRG and related issues. At this meeting, Mr. Rowe indicated that before Exelon proceeded with its previously announced proxy contest for election of directors to the NRG Board he wanted to discuss the possibility of a consensual transaction between Exelon and NRG, which would include NRG permitting Exelon to conduct due diligence on NRG. Mr. David Crane stated that NRG was currently engaged in market discovery to determine the greatest value option available for NRG stockholders. Mr. David Crane stated that at some point NRG might be willing to allow Exelon to conduct due diligence as part of this broader process. Mr. David Crane also reiterated the view of the NRG Board that Exelon’s current price is too low and highlighted a number of risks and issues with the proposed transaction that could make it difficult to complete, including the economics of Exelon’s divestiture plan, maintenance of investment grade credit ratings, and the feasibility and cost of obtaining consents from NRG’s debt holders given current market conditions. Mr. Rowe acknowledged these issues would need to be addressed for a transaction to be done. Mr. Rowe also indicated that Exelon might be able to raise its price by a small amount, but that it would not be able to make a price increase more than once. The meeting concluded with Mr. Rowe reiterating Exelon’s intent to launch a proxy contest in connection with NRG’s 2009 Annual Meeting.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit
No.	Description

(a)(11)	Employee Letter dated January 20, 2009*

*	Incorporated herein by reference to NRG’s 425 filing with the SEC on January 20, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.
By:	/s/ J. Andrew Murphy
	Name:	J. Andrew Murphy
	Title:	Executive Vice President and General Counsel

Dated: January 20, 2009

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